Universal Power Group, Inc.
1720 Hayden Drive
Carrollton, Texas 75006

September 23, 2010

Mr. Kevin Vaughn
Accounting Branch Chief
Ms. Kate Tillian
Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Universal Power Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 001-33207

Dear Mr. Vaughn and Ms. Tillian,

     We have prepared this letter in response to your comment letter dated September 9, 2010 regarding the above-referenced Exchange Act filing.

     We have reviewed your comments and will file a Form 10K/A with the changes you suggested. To this end, (i) the auditors’ reports have been revised to explicitly state that their audits have been conducted in accordance with the standards of the Public Oversight Accounting Board (United States); (ii) pages F-3, F-4 and F-10 have been revised to reflect the fact that we have three subsidiaries, of which two are inactive and one, Monarch Outdoor Adventures, LLC, d/b/a as Monarch Hunting is active; and (iii) the certifications required by Exchange Act 13a-14(a), Exhibits 31.1 and 31.2, have been revised to include the phrase “including its consolidated subsidiaries,” in paragraph 4(a).

     We acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at (469) 892-1122 with any comments or questions that you may have with respect to the enclosed filing, or if we may be of any further assistance.

Sincerely,

/s/ Ian Edmonds
Ian Edmonds
President and Chief Executive Officer